===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                            TRANS WORLD GAMING CORP.
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)*


                                           Copy to:

  Christopher P. Baker                     Christopher G. Karras
  120 Boylston St.                         Dechert Price & Rhoads
  Boston, Massachusetts  02116             4000 Bell Atlantic Tower
  (617) 423-1080                           1717 Arch Street
                                           Philadelphia, Pennsylvania 19103-2793
   (Name, address and telephone number
    of Person Authorized to Receive
      Notices and Communications)


                                January 30, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 853375105
------------------------------------------------------------------------------
1)  Name of Reporting Person                Christopher P. Baker

    S.S. Or I.R.S. Identification
    No. of Above person                     ###-##-####

------------------------------------------------------------------------------
2)  Check the Appropriate Box               (a)  [  ]
    if a Member of a Group                  (b)  [  ]

------------------------------------------------------------------------------
3)  SEC Use Only

------------------------------------------------------------------------------
4)  Source of Funds                         PF

------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)          [ ]
------------------------------------------------------------------------------
6)  Citizenship or Place of Organization    U.S.A.

------------------------------------------------------------------------------
Number of Shares                            7)  Sole Voting
Beneficially Owned By                           Power               1,702,638
Reporting Person With                       ----------------------------------
                                            8)  Shared Voting
                                                Power                    0
                                            ----------------------------------
                                            9)  Sole Dispositive
                                                Power               1,702,638
                                            ----------------------------------
                                            10) Shared Dispositive
                                                 Power                    0
                                            ----------------------------------

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person           1,702,638

------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares.     [X]*

------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                    38.3%

------------------------------------------------------------------------------
14) Type of Reporting Person                 IN

------------------------------------------------------------------------------


---------------------
* Excludes 5,000 shares of Common Stock and a Warrant for 26,404 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.

CUSIP NO. 853375105
------------------------------------------------------------------------------
1)  Name of Reporting Person                C.P. Baker & Company, Ltd.

    S.S. Or I.R.S. Identification
    No. of Above person                     04-3062259

------------------------------------------------------------------------------
2)  Check the Appropriate Box               (a)  [  ]
    if a Member of a Group                  (b)  [  ]

------------------------------------------------------------------------------
3)  SEC Use Only

------------------------------------------------------------------------------
4)  Source of Funds                         WC

------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)          [ ]
------------------------------------------------------------------------------
6)  Citizenship or Place of Organization    Massachusetts

------------------------------------------------------------------------------
Number of Shares                            7)  Sole Voting
Beneficially Owned By                           Power                197,039
Reporting Person With                       ----------------------------------
                                            8)  Shared Voting
                                                Power                    0
                                            ----------------------------------
                                            9)  Sole Dispositive
                                                Power                 197,039
                                            ----------------------------------
                                            10) Shared Dispositive
                                                 Power                    0
                                            ----------------------------------

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person           197,039

------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares.     [ ]

------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                    6.1%

------------------------------------------------------------------------------
14) Type of Reporting Person                 CO, BD

------------------------------------------------------------------------------

CUSIP NO. 853375105
------------------------------------------------------------------------------
1)  Name of Reporting Person                CP Baker LLC

    S.S. Or I.R.S. Identification
    No. of Above person                     04-3323325

------------------------------------------------------------------------------
2)  Check the Appropriate Box               (a)  [  ]
    if a Member of a Group                  (b)  [  ]

------------------------------------------------------------------------------
3)  SEC Use Only

------------------------------------------------------------------------------
4)  Source of Funds                         WC

------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)          [ ]
------------------------------------------------------------------------------
6)  Citizenship or Place of Organization    Delaware

------------------------------------------------------------------------------
Number of Shares                            7)  Sole Voting
Beneficially Owned By                           Power                739,000
Reporting Person With                       ----------------------------------
                                            8)  Shared Voting
                                                Power                    0
                                            ----------------------------------
                                            9)  Sole Dispositive
                                                Power                 739,000
                                            ----------------------------------
                                            10) Shared Dispositive
                                                 Power                    0
                                            ----------------------------------

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person           739,000

------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares.     [ ]

------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                    20.3%

------------------------------------------------------------------------------
14) Type of Reporting Person                 CO

------------------------------------------------------------------------------

CUSIP NO. 853375105
------------------------------------------------------------------------------
1)  Name of Reporting Person               Anasazi Partners, Limited Partnership

    S.S. Or I.R.S. Identification
    No. of Above person                    04-3326588

------------------------------------------------------------------------------
2)  Check the Appropriate Box              (a)  [  ]
    if a Member of a Group                 (b)  [  ]

------------------------------------------------------------------------------
3)  SEC Use Only

------------------------------------------------------------------------------
4)  Source of Funds                        WC

------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)         [ ]
------------------------------------------------------------------------------
6)  Citizenship or Place of Organization   Massachusetts

------------------------------------------------------------------------------
Number of Shares                           7)  Sole Voting
Beneficially Owned By                           Power                 739,000
Reporting Person With                      -----------------------------------
                                           8)  Shared Voting
                                                Power                   0
                                           -----------------------------------
                                           9)  Sole Dispositive
                                                Power                 739,000
                                           -----------------------------------
                                           10) Shared Dispositive
                                                 Power                  0
                                           -----------------------------------

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person          739,000

------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares.    [ ]

------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                   20.3%

------------------------------------------------------------------------------
14) Type of Reporting Person                PN

------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock $.001 par value (the "Common Stock") of Trans World Gaming Corp. (the "Issuer"). The principal place of business of the Issuer is One Penn Plaza, Suite 1503, New York, New York 10119-0002.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     The names of the filing persons are:

                 Christopher P. Baker ("Mr. Baker")

                 C.P. Baker & Company Ltd., a corporation incorporated under the laws of the Commonwealth of Massachusetts ("Baker Ltd."), and whose directors and executive officers are Mr. Baker, Earl Baker, Thomas Marturano and Robert Rafferty.

                 CP Baker LLC, a limited liability company organized under the laws of the State of Delaware, and whose sole manager is Mr. Baker.

                 Anasazi Partners, Limited Partnership, a partnership formed under the laws of the Commonwealth of Massachusetts ("Anasazi Partners"), and whose general partner is CP Baker LLC.

         (b-c) Principal office and principal place of business for Mr. Baker, Baker Ltd., CP Baker LLC, Anasazi Partners and Robert Rafferty:

                 120 Boylston Street
                 Boston, MA 02116

                 Principal office and principal place of business for Thomas
                 Marturano:

                 Hackensack Meadowlands Development Commission
                 1 Dekort Park Plaza
                 Lyndhurst, NJ  07071

                 Principal office and principal place of business for Earl
                 Baker:

                 Citadel Communications Corp.
                 1502 Wampanaug Trail
                 East Providence, RI  02915

                 Mr. Baker's principal occupation is President of Baker Ltd.

                 Robert Rafferty's principal occupation is Vice President of Baker Ltd.

                 Earl Baker's principal occupation is Account Executive for Citadel Communications Corp., which manages radio stations.

                 Thomas Marturano's principal occupation is Director of Solid Waste Management of Hackensack Meadowlands Development Commission, a solid waste disposal company.

                 Baker Ltd.'s principal business is acting as a broker-dealer.

                 CP Baker LLC's principal business is serving as the general partner of Anasazi Partners.

                 Anasazi Partners' principal business is the investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

         (d) During the last five years, none of Mr. Baker, Baker Ltd., CP Baker LLC, Anasazi Partners, Earl Baker, Robert Rafferty or Thomas Marturano has been convicted in a criminal proceeding.

         (e) During the last five years, none of Mr. Baker, Baker Ltd., CP Baker LLC, Anasazi Partners, Earl Baker, Robert Rafferty or Thomas Marturano has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Mr. Baker, Earl Baker, Thomas Marturano and Robert Rafferty is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 6, 1995, Baker Ltd. used its working capital to make open market purchases of 4,250 shares of Common Stock at $1.38 per share and 1,000 shares of Common Stock at $1.44 per share.

         On December 8, 1995, Baker Ltd. used its working capital to make an open market purchase of 100 shares of Common Stock at $1.63 per share.

         On December 8, 1995, Baker Ltd. made an open market sale of 35,000 warrants to purchase Common Stock ("Company Warrants") at $0.13 per warrant.

         On December 21, 1995, Baker Ltd. used its working capital to make open market purchases of 3,500 shares of Common Stock at $1.44 per share.

         On December 26, 1995, Baker Ltd. used its working capital to make an open market purchase of 500 shares of Common Stock at $1.44 per share.

         On December 26, 1995, Mr. Baker made an open market sale of 5,000 Company Warrants at $0.25 per warrant.

         On December 27, 1995, Mr. Baker used his personal funds to make an open market purchase of 587 Company Warrants at $0.31 per warrant.

         On December 27, 1995, Baker Ltd. made an open market sale of 587 Company Warrants at $0.31 per warrant.

         On December 28, 1995, Baker Ltd. made an open market sale of 5,050 Company Warrants at $1.56 per warrant.

         On December 28, 1995, Baker Ltd. made an open market sale of 73,150 shares of Common Stock at $1.56 per share.

         On December 28, 1995, Baker Ltd. made an open market purchase of 78,200 shares of Common Stock at $1.56 per share.

         On December 29, 1995, Mr. Baker made an open market purchase of 1,000 shares of Common Stock at $1.31 per share.

         On January 30, 1996, Baker Ltd. used its working capital to make open market purchases of 35,000 Company Warrants at $0.22 per warrant.

         In February of 1996, C.P. Baker Partners, Limited Partnership ("Baker Partners"), a partnership of which Mr. Baker was the general partner, distributed 10,000 shares of Common Stock to one of its partners.

         On March 18, 1996, Mr. Baker made an open market sale of 2,200 shares of Common Stock at $1.16 per share.

         On March 19, 1996, Mr. Baker made an open market sale of 5,000 Company Warrants at $0.13 per warrant.

         On March 21, 1996, Mr. Baker made open market sales of 7,800 shares of Common Stock at $0.88 per share, 8,400 shares of Common Stock at $1.00 per share, 3,000 shares of Common Stock at $1.03 per share and 300 shares of Common Stock at $1.06 per share.

         On March 26, 1996, Baker Ltd. used its working capital to make open market purchases of 7,000 shares of Common Stock at $0.94 per share and 2,000 shares of Common Stock at $0.91 per share.

         On March 26, 1996, Mr. Baker loaned the Issuer $90,000 of his personal funds in exchange for a secured installment note and a non-dilutive warrant for 119,970 shares of Common Stock; Baker Ltd. loaned the Issuer $25,000 from its working capital in exchange for a secured installment note and a non-dilutive warrant for 33,325 shares of Common Stock; Baker Partners loaned the Issuer $10,000 from its working capital in exchange for a secured installment note and a non-dilutive warrant for 13,330 shares of Common Stock; and C.P. Baker Venture Fund I, Limited Partnership ("C.P. Venture Fund I") loaned the Issuer $40,000 from its working capital in exchange for a secured installment note and a non-dilutive warrant for 53,320 shares of Common Stock.

         On April 26, 1996, Mr. Baker loaned the Issuer $25,000 of his personal funds in exchange for a secured installment note and a non-dilutive warrant for 33,325 shares of Common Stock. On May 10, 1996, Mr. Baker loaned the Issuer $25,000 of his personal funds in exchange for a secured installment note and a non-dilutive warrant for 33,325 shares of Common Stock. On May 24, 1996, Mr. Baker loaned the Issuer $50,000 of his personal funds in exchange for a secured installment note and a non-dilutive warrant for 66,650 shares of Common Stock, and Baker Ltd. loaned the Issuer $50,000 from its working capital in exchange for a secured installment note and a non-dilutive warrant for 66,650 shares of Common Stock.

         Mr. Baker owns 99% of the common stock of Baker Ltd., and so may be deemed to beneficially own the securities of the Issuer held by Baker Ltd. At the time of the purchases described above, Baker Ltd. was the general partner of Baker Partners. Baker Partners has since been dissolved, and Mr. Baker owns of record all of the securities of the Company previously held by Baker Partners. In addition, Baker Ltd. is the general partner of C.P. Venture Fund I, and so Mr. Baker may be deemed to beneficially own the securities of the Company held by C.P. Venture Fund I.

         Due to certain provisions in the non-dilutive warrants described above, such warrants are currently exercisable for 800,138 shares of Common Stock.

         On July 1, 1996, Anasazi Partners purchased two (2) Units (as defined below) pursuant to a private placement for a total purchase price of $1,000,000. The funds for such purchase came from the working capital of Anasazi Partners. CP Baker LLC is the general partner of Anasazi Partners and may thereby be deemed to beneficially own the Units owned by Anasazi Partners. Mr. Baker is the sole member and sole manager of CP Baker LLC and may thereby be deemed to beneficially own the Units beneficially owned by CP Baker LLC. Each Unit issued by the Issuer ("Unit") consisted of (i) one $500,000 principal amount 12% secured convertible senior bond due June 30, 1999 ("Convertible Bond") and (ii) one warrant to purchase 100,000 shares of Common Stock. Each Convertible Bond is currently convertible into 200,000 shares of Common Stock.

         On October 23, 1996, Mr. Baker made open market sales of 18,175 Company Warrants at $0.31 per warrant.

         On October 23, 1996, Baker Ltd. made open market sales of 2,000 Company Warrants at $0.34 per warrant and 33,000 Company Warrants at $0.31 per warrant.

         On October 23, 1996, Earl Baker made an open market sale of 109 Company Warrants at $0.31 per share.

         On November 5, 1996, Thomas Marturano used his personal funds to make an open market purchase of 295 shares of Common Stock at $1.19 per share, and made an open market sale of 1,670 Company Warrants at $0.22 per warrant.

         On December 26, 1996, Mr. Baker used his personal funds to make an open purchase of 9,000 shares of Common Stock at $1.00 per share.

         On December 26, 1996, Baker Ltd. sold 9,000 shares of Common Stock at $1.00 per share.

         On February 5, 1997, Earl Baker made an open market sale of 800 shares of Common Stock at $1.69 per share.

         On September 11, 1997 and September 12, 1997, Mr. Baker made open market purchases through Baker Ltd.'s profit sharing account of 20,000 shares of Common Stock at $0.38 per share and 5,000 shares of Common Stock at $0.38 per share, respectively.

         On November 24, 1997, Mr. Baker used his personal funds to make an open market purchase of 5,000 shares of Common Stock at $0.31 per share.

         On November 26, 1997, Mr. Baker used his personal funds to make open market purchases of 5,000 shares of Common Stock at $0.31 per share and 20,000 shares of Common Stock at $0.28 per share.

         On November 26, 1997, Anasazi Partners made open market purchases of 50,000 shares of Common Stock at $0.31 per share. On December 1, 1997, Anasazi Partners made open market purchases of 50,000 shares of Common Stock at $0.25 per share. On December 30, 1997, Anasazi Partners made an open market purchase of 30,000 shares of Common Stock at $0.31 per share. On December 31, 1997, Anasazi Partners made an open market purchase of 9,000 shares of Common Stock at $0.31 per share. The funds for all such purchases came from Anasazi Partners' working capital.

         On January 27, 1998, Mr. Baker used his personal funds to make an open market purchase of 5,000 shares of Common Stock at $0.70 per share.

         On February 12, 1998, Baker Ltd. used its working capital to purchase 10,000 shares of Common Stock at $0.63 per share.

         Mr. Baker's spouse, Adrienne Baker, has made open market purchases and sales of Common Stock and warrants of the Issuer from time to time using her personal funds and currently owns 5,000 shares of Common Stock and no such warrants. In addition, on March 26, 1996, Mrs. Baker loaned the Issuer $10,000 of her personal funds in exchange for a secured installment note and a non-dilutive warrant for 13,333 shares of Common Stock. Due to certain anti-dilution provisions in such warrant, Mrs. Baker's warrant is currently exercisable for 26,404 shares of Common Stock. Mr. Baker disclaims beneficial ownership of such securities.

ITEM 4.  PURPOSE OF TRANSACTION

         The persons named in Item 2 have each acquired the Common Stock, Warrants or Units, as the case may be, for investment purposes. The persons named in Item 2 each intend to review, from time to time, his or its investment in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, the persons named in Item 2 each may decide to convert all or some of the Convertible Bonds, Company Warrants and/or non-dilutive warrants into Common Stock or to seek to acquire additional shares of Common Stock or Company Warrants on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that he or it owns.

         Except as set forth above, none of the persons named in Item 2 has formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 1,702,638 shares of Common Stock (or 38.3% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following:

153,500 shares of Common Stock of which Mr. Baker is the record holder; 507,506 shares of Common Stock that may be acquired upon the exercise of the non-dilutive warrants owned by Mr. Baker; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 187,039 shares of Common Stock that may be acquired upon exercise of the non-dilutive warrants owned by Baker Ltd.; 105,593 shares of Common Stock that may be acquired upon exercise of the non-dilutive warrant owned by C.P. Baker Venture Fund I; 200,000 shares of Common Stock that may be acquired upon exercise of the warrants owned by Anasazi Partners; 400,000 shares of Common Stock that may be acquired upon the conversion of the Convertible Bonds owned by Anasazi Partners; and the 139,000 shares of Common Stock held of record by Anasazi Partners.

         Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 739,000 shares of Common Stock (or 20.3% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 739,000 shares of Common Stock include 139,000 shares of Common Stock held of record by Anasazi Partners; 200,000 shares of Common Stock that may be acquired upon exercise of the warrants owned by Anasazi Partners; and 400,000 shares of Common Stock that may be acquired upon the conversion of the Convertible Bonds owned by Anasazi Partners.

         Baker Ltd. may be deemed to be the beneficial owner with sole power to vote and dispose of 739,000 shares of Common Stock (or 6.1% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). These shares consist of 10,000 shares of Common Stock held by Baker Ltd. and 187,039 shares of Common Stock that may be acquired upon exercise of the non-dilutive warrants owned by Baker Ltd.

         Thomas Marturano may be deemed to be the beneficial owner with sole power to vote and dispose of 3,295 shares of Common Stock (or 0.1% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)).

         Earl Baker and Robert Rafferty do not beneficially own any securities of the Issuer.

         (c) See Item 3 above.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated    April 1, 1998                      /s/Christopher P. Baker
                                            -----------------------------------
                                            CHRISTOPHER P. BAKER

                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            C.P. BAKER & COMPANY, LTD.

Dated    April 1, 1998                      By: /s/Christopher P. Baker
                                                -------------------------------
                                                Name:   Christopher P. Baker
                                                Title:  President

                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            CP BAKER LLC

Dated April 1, 1998                         By: /s/Christopher P. Baker
                                            -----------------------------------
                                            Name:   Christopher P. Baker
                                            Title:  President

                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         ANASAZI PARTNERS, LIMITED
                                         PARTNERSHIP

                                         By:  CP BAKER LLC, its general partner


Dated April 1, 1998                      By: /s/Christopher P. Baker
                                         --------------------------------------
                                         Name:   Christopher P. Baker
                                         Title:  President

                                  EXHIBIT INDEX

         Exhibit 1     Agreement among Christopher P. Baker, C.P.
                       Baker & Company, Ltd., CP Baker LLC and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                                                       Exhibit 1

                                    AGREEMENT
                                    ---------


         The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Trans World Gaming Corp.



Dated April 1, 1998                     /s/Christopher P. Baker
                                        -----------------------------------
                                        CHRISTOPHER P. BAKER



                                        C.P. BAKER & COMPANY, LTD.


Dated April 1, 1998                     By: /s/Christopher P. Baker
                                            -------------------------------
                                            Name:   Christopher P. Baker
                                            Title:  President



                                        CP BAKER LLC


Dated April 1, 1998                     By: /s/Christopher P. Baker
                                            -------------------------------
                                            Name:   Christopher P. Baker
                                            Title:  President



                                        ANASAZI PARTNERS, LIMITED
                                        PARTNERSHIP

                                        By: C.P. BAKER LLC, its general partner


Dated April 1, 1998                     By: /s/Christopher P. Baker
                                            -------------------------------
                                            Name:   Christopher P. Baker
                                            Title:  President